Filed by SemGroup Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SemGroup Corporation

Commission File No. 001-34736

Date: November 8, 2019

November 8, 2019

SemGroup / Energy Transfer Merger Q&A

What is the status of the merger?

SemGroup’s proposed merger with Energy Transfer is progressing and a shareholder vote is set for December 4, 2019 in Tulsa. The transaction is expected to close a few days after the vote.

What do I need to consider when thinking about my SemGroup 401(k) plan?

SemGroup’s 401(k) will terminate immediately before the closing of the merger with Energy Transfer. Because of SemGroup’s pay period, final deductions will occur on the Dec. 11, 2019 paycheck. If an employee wants to make any changes to their contributions they will need to do so by Nov. 30, 2019.

No additional loans or hardships will be allowed from the plan effective Dec. 1, 2019 and loan payments will stop after the Dec. 11, 2019 paycheck. Loans will be re-amortized and started for payment in the Energy Transfer plan in January once you complete a roll-over form. It is important to note that if you do not roll over your balance and loan to the Energy Transfer Plan, Energy Transfer will not be able to permit pay roll deductions to repay the loan. If your loan defaults, you will be subject to tax on the entire loan amount, a potential early withdrawal penalty if you are 59 1⁄2 years old and other fees and penalties.

In addition, there will not be a true-up of 2019 contributions since the plan will be terminated.

What will happen to my 401(k) plan after closing?

Employees will be automatically enrolled into Energy Transfer’s 401(k) at 5 percent deferral rate. Employees will have the opportunity to change their deferral rate between December 9 and December 18. Eligible employees (pay base under $175,000) will receive 3% profit share for each pay period starting in January. More information will be distributed the first week of December regarding Energy Transfer’s 401(k) plan.

A rollover form will be provided to all employees to permit you to transfer existing SemGroup 401(k) balances to the Energy Transfer 401(k). Rollovers are not required but if you have an outstanding loan and fail to rollover your account balance and loan balance, your loan may become defaulted and you may be subject to tax penalties on the loan amount, an early withdrawal penalty and other fees and penalties.

What should we know about health insurance between now and January 2020?

All SemGroup employees will have the opportunity to receive health insurance through Energy Transfer’s plan with coverage to be effective on January 1, 2020. Open enrollment for the Energy Transfer plans are scheduled to occur from December 9, 2019 through December 18, 2019. All SemGroup employees will remain in the existing SemGroup plans through December 31, 2019.

How will employees be communicated with regarding their status?

Beginning on January 6, 2020 all office-based employees will receive one of three different types of letters:

1.	A continuing offer of full-time employment with Energy Transfer including location (in the event offer not accepted, a transition date will be included in the letter)

2.	A transition letter which will include an identified transition period, including a transition end date (giving advance notice of when their employment will end)

3.	A separation letter providing for a termination date before the end of January 2020

In order to receive severance and the 2019 STIP an employee must stay through his/her termination date and, upon separation, timely execute and not revoke the required Separation Agreement and Full Release of Claims.

Can I receive severance if I stay through transition date identified?

Employees identified for transition employment will be informed when their transition periodends. If an employee satisfies his/her transition period, he or she will receive severance when their employment ends. Severance is conditioned on the timely execution and non-revocation of the required Separation Agreement and Full Release of Claims.

If an employee is requested to stay for an additional period of time beyond the initial transition period, the employee is free to accept or reject such request. If an employee rejects an additional transition period beyond their initial period, they will be eligible to receive severance at the end of the initial transition period.

Will employees covered by severance plan receive their severance if they are offered and they accept a full time job with Energy Transfer? Or do they forgo receiving their severance if they accept a job at Energy Transfer?

Once an employee accepts the terms of employment with Energy Transfer they will forgo severance, provided, however, if that employee is terminated by Energy Transfer without cause prior to the first anniversary of the closing, Energy Transfer will pay the employee the amount the employee would have received under the SemGroup severance plan.

Will time spent as a transitional employee count towards years of service for the severance payout? Or is the service time locked once the transaction closes?

Employment during a transition periods will count as additional service time for purposes of calculating severance.

Benefits

Will the service award and birthday award program continue as an employee benefit through the end of the year?

Yes, employees will continue to participate in SemGroup benefits through the end of 2019 with the exception of SemGroup’s 401(k) plan which will be terminated immediately before close. AwardCo points must be used by Dec. 31, 2019.

When will SemGroup’s wellness reimbursements end?

Employees must submit for wellness reimbursements by December 10, 2019 in order to be reimbursed by the end of the year. This will be the last SemGroup wellness reimbursement.

As everyone will be an Energy Transfer employee on Jan. 1, 2020, will the full $2,000 be funded for anyone who elects the High Deductible plan?

Yes.

If I voluntarily leave before STIP payment is made do I forfeit the STIP?

Yes.

Vacation

What happens to my vacation time?

Employees are encouraged to continue to use their vacation time. Per the SemGroup vacation policy, SemGroup employees can roll accrued earned unused vacation time of up to 40 hours to 2020. ET’s policy allows for the same vacation roll over but does not rollover sick time. The employee would get 40 hours sick time for 2020. Accrued earned unused vacation time, but not unused sick time, is paid out upon separation from employment. Employees cannot roll over more than 40 hours of accrued earned unused vacation time. If you have more than 40 hours to roll you are encouraged to use it before the end of 2019. Vacation time still needs to be discussed and approved by your supervisor prior to taking the vacation per the policy.

Operations

How will SemGroup’s crude trucking operations in North Dakota, Oklahoma and Colorado be affected by the merger?

Energy Transfer is excited about the addition of SemGroup’s strategic and complementary assets to Energy Transfer’s overall portfolio. As the two companies are integrated more information will become known about plans for specific assets and operations. Until then, it is business as usual.

Are SemGroup’s Rose Rock Midstream assets likely to be blended into Sunoco due to the synergy of the business or merged into ET and operated separately?

Energy Transfer is excited about the addition of SemGroup’s strategic and complementary assets to Energy Transfer’s overall portfolio. As the two companies are integrated more information will become known about plans for specific assets and operations. Until then, it is business as usual.

Military Leave

What is Energy Transfer’s policy toward military leave?

Under Energy Transfer’s policy, members of the uniformed forces (active duty, Reserves, National Guard) are eligible for military leave during any period of service. Advance notice must be provided to the company as outlined in the policy. The full policy is available on request.

Forward-Looking Statements

This employee communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement and a form of proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the special meeting of the Company’s shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at a special meeting of the Company’s shareholders. Information about the Company’s directors and executive officers is available in the Definite Proxy Statement and certain of the Company’s other SEC filings made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of the Company’s securities by such directors or executive officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of the Company’s Shareholders.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.